EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Amendment No. 2 to Form S-4) of Pulte Homes, Inc. and the related joint proxy statement/prospectus of Pulte Homes, Inc. and Centex Corporation relating to the registration of shares of common stock of Pulte Homes, Inc. and to the incorporation by reference therein of our reports dated May 20, 2009, with respect to the consolidated financial statements of Centex Corporation, and the effectiveness of internal control over financial reporting of Centex Corporation, included in its Annual Report (Form 10-K) for the year ended March 31, 2009, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Dallas, Texas
June 30, 2009